                                                        Filed by: JFAX.COM, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    (Registration No. 333-44676)

                                                Subject Company:  eFax.com, Inc.
                                                   Commission File No. 000-22561

     On August 29, 2000, JFAX.COM, Inc. and eFax.com, Inc. announced the filing of the Merger S-4 which includes their joint proxy statement/prospectus. The following is a transcript of the joint press release issued on August 29, 2000:

j2 GLOBAL COMMUNICATIONS AND EFAX.COM
ANNOUNCE FILING OF MERGER S-4


HOLLYWOOD and MENLO PARK, Calif. (August 29, 2000) - j2 Global Communications, Inc., formerly JFAX.COM, Inc. (NASDAQ: JCOM) and eFax.com (OTCBB:EFAX), two leading unified messaging and communications services providers, today announced that, in connection with their pending merger agreement, j2 Global has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC"). The registration statement includes the joint proxy statement/prospectus of both companies. The companies hope that the SEC review process will be completed in time to hold their respective shareholders' meetings in late October or early November, but there can be no assurance that this schedule will be met.


ABOUT j2 Global
j2 Global Communications is an Internet-based messaging and communications service provider to individuals and businesses throughout the world. j2 was established in 1996 as JFAX.COM and underwent a name change in July of 2000 as the services and subscribers expanded. The j2 global network covers over 130 different locations, in 14 countries, spanning 4 continents. The innovative reputation and spirit of the company have made j2 a leader in the way people communicate from any phone or Web-enabled device. The company is headquartered in Hollywood, California.


ABOUT eFax.com
eFax.com is a leading provider of Internet communication services, and has delivered unique telephone numbers to 2.3 million members. The Company continues to expand its range of solutions beyond its initial offering of the world's first free fax-to-email service. The Company markets its Internet services via its own eFax.com web site and through affiliates and co-brand partners, including Travelocity.com, Network Solutions, WebTV, Buzzsaw.com, fortunecity.com, FindLaw, Phoenix Technologies and AllBusiness.com. eFax.com is headquartered in Menlo Park, Calif.
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Safe Harbor for Forward-Looking Statements: Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to solicit shareholder approval for the proposed merger and other statements of a non-historical nature. Actual results may differ from projected results due to various risk factors including factors set forth in the companies' respective filings with the Securities and Exchange Commission.

Notice of Registration Statement: j2 Global has filed a registration statement, which contains a joint proxy statement/prospectus of j2 Global and eFax.com, and other documents with the Securities and Exchange Commission. The companies anticipate that the filing will be amended before mailing to stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THIS JOINT PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov and from JFAX.COM Investor Relations at 6922
                       -----------
Hollywood Boulevard, Hollywood, California 90028.


                  (C) 2000 JFAX.COM, Inc. All rights reserved.

j2 Press Contact:

Laura Hinson                                      Dan Haller
323-860-9435                                      INK, inc PR
j2 Global Communications                          415-399-1249
lhinson@j2.com                                    dhaller@inkincpr.com
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j2 Investor Contact:

Scott Turicchi                                    Jim Lucas
J2 Global Communications                          Abernathy-McGregor Group
323-860-9408                                      213-630-6550
sturicchi@j2.com                                  Jbl@abmac.com
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eFax.com contacts, media and investor relations:

Todd Kenck
EFAX.com
Palo Alto, CA
(650) 688-6810
toddk@efax.com
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